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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 3/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: bfinance US Limited

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 Queen Street
(No. and Street)

London (City) UK (State) EC4R 1BN (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth George (603) 380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state last, first, middle name)

PO Box 2555, Hamilton Square, NJ 08690
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)







OATH OR AFFIRMATION

I, Kenneth George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of bfinance US Limited, as of March 31, 2020, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Kenneth George, CFO/FinOp

Notary Public

SCOTT A. KAISER
MY COMMISSION EXPIRES JAN. 23, 2024
NOTARY PUBLIC
NEW HAMPSHIRE

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Subordinated Liabilities (not applicable).

(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
(x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x) (o) Review report on management's assertion letter regarding (k)(2)(ii) exemption.
(x) (p) Management's assertion letter regarding (k)(2)(ii) exemption.

BFINANCE US LIMITED

REPORT PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2020

C O N T E N T S

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

<u>Report of Independent Registered Public Accounting Firm</u>

To: The Board of Directors and Shareholders
bfinance US Limited

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of bfinance US Limited as of March 31, 2020, and the related statements of operations, changes in shareholders equity and cash flows for the nine months then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of bfinance US Limited as of March 31, 2020 and its results of operations and its cash flows for the nine months then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of bfinance US Limited's management. My responsibility is to express an opinion on bfinance US Limited's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to bfinance US Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of bfinance US Limited's financial statements.

The supplemental information is the responsibility of bfinance US Limited's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as bfinance US Limited's auditor since 2018.

Michael T. Remus, CPA
Hamilton Square, New Jersey
June 18, 2020

bfinance US Limited
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2020

ASSETS

Cash	$	64,553
Accounts Receivable		403,200
Prepaid Expense		642
Security Deposit		6,100
TOTAL ASSETS	$	474,495

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued liabilities	$	13,348
Total liabilities		13,348
SHAREHOLDER'S EQUITY		461,147
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	474,495

bfinance US Limited
STATEMENT OF OPERATIONS
NINE MONTHS ENDED MARCH 31, 2020

REVENUE	$	505,632
EXPENSES		
Compensation and employee benefits		545,095
Professional fees		84,905
Occupancy		31,309
Regulatory fees		3,191
Business development		83,764
Miscellaneous		20,123
Total expenses		768,387
NET LOSS	$	(262,755)

See accompanying notes.

bfinance US Limited
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
NINE MONTHS ENDED MARCH 31, 2020

| | Common shares $1 par value; 1 share authorized | | | | |
	Shares issued and outstanding	Amount	Additional paid-in capital	Accumulated deficit	Total
Balances - June 30, 2019	1	$ 1	$ 1,219,182	$(874,006)	$ 345,177
Capital contributions			378,725		378,725
Net loss				(262,755)	(262,755)
Balances – March 31, 2020	1	$ 1	$ 1,597,907	(1,136,761)	$ 461,147

See accompanying notes.

bfinance US Limited
STATEMENT OF CASH FLOWS
NINE MONTHS ENDED MARCH 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(262,755)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(368,200)
Prepaid expense		(642)
Due to related party		(66,845)
Accounts payable and accrued liabilities		(18,555)
Total adjustments		(454,242)
Net cash used in operating activities		(716,997)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		378,725
NET DECREASE IN CASH		(338,272)
CASH - BEGINNING		402,825
CASH - ENDING	$	64,553

Supplemental Disclosure of Cash Flow Information:
        Interest paid $ -
        Income taxes paid $ -

See accompanying notes.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

bfinance US Limited (the Company), is a private limited company incorporated in England and Wales under the Companies Act of 2006 and domiciled in the United Kingdom. The Company is a wholly-owned subsidiary of bfinance International Limited (the Parent). The Company serves as a finder for unaffiliated private equity funds and other collective investment vehicles. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective March 11, 2014.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at March 31, 2020. Cash is held at two major financial institutions

The Company may, during the ordinary course of business, maintain account balances with banks in excess of United Kingdom insured limits.

Accounts Receivable

Accounts receivable consists of uncollateralized customer obligations due under normal trade terms amounting to $403,200. The entire accounts receivable balance is unbilled as of March 31, 2020.   The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the accounts receivable recorded are fully collectible and are therefore stated net realizable value, at March 31, 2020, management has no allowance for doubtful accounts.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. That method is used because management considers total cost to be the best available measure of progress on the contracts. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates will change within the near term.

Income Taxes

The Company's operations and domicile are in the United Kingdom, accordingly the Company is subject to income tax in the United Kingdom. The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of one year from the date the tax return was filed) that remain subject to examination by the Company's major tax jurisdictions. The Company's tax returns since inception remain subject to examination by its taxing authorities.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

NOTE 2.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At March 31, 2020, the Company's net capital was $51,201 which exceeded the requirements by $46,201 and the ratio of Aggregate Indebtedness to Net Capital was .26 to 1.

NOTE 3.   RELATED PARTY TRANSACTIONS

The Company has entered into a management agreement with the Parent and affiliated company for use of facilities, salaries and benefits of joint employees, liability insurance and other related operating expenses. During the nine months ended March 31, 2020, expenses paid to the Parent made under the agreement amounted to $113,200 and is included in expenses in the accompanying statement of operations.

The agreement is for a period of one year but may be canceled with written approval of each party and shall be extended for successive one year periods unless canceled by either party upon thirty days prior written notice.

NOTE 4.   INCOME TAXES

At March 31, 2020, the Company has a deferred tax asset of approximately $227,200 relating to its net operating loss carryforward. A valuation allowance in the same amount has been recorded as management believes it is more likely than not that the tax benefits may not be realized. At March 31, 2020, the Company has a net operating loss carryforward of approximately $1,136,000. The net operating loss carryforward does not expire and can be used as long as the Company is in business.

NOTE 5.   COMMITMENTS AND CONTINGENCIES

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of March 31, 2020, the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at March 31, 2020 or during the year then ended.

NOTE 6.   FAIR VALUE

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

NOTE 7.   EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 8.   CONCENTRATIONS

During the nine months ended March 31, 2020, the Company generated 87% of its revenue from three clients and future revenue is not guaranteed.

NOTE 9.   DEFINED CONTRIBUTION PENSION

The Company sponsors a Defined Contribution Pension (401k Plan). The Company will match an amount, the allocation formula, and the percentage for dollar amount limit applicable to such match, if any, is at the complete and sole discretion of the Company and may vary.   All employees 21 age and over who have completed 3 months of service are eligible to participate in the plan. Matching contributions to the plan in nine months ended March 31, 2020 were $23,988 and included in the Statement of Operations.

NOTE 10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 18, 2020, which is the date the financial statements were issued.

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and US markets. While management believes the Company is an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undertermined at this time.

In April 2020, the Company received a loan which is guaranteed by the U.S. Small Business Administration under the Paycheck Protection Program (PPP) of $67,200. This loan accrues interest at 1% per annum and is due two years from the date that funds were received. Management believes that all or part of this loan will be forgiven in accordance with the terms of the PPP.

SUPPLEMENTAL INFORMATION

bfinance US Limited
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
MARCH 31, 2020

CREDITS		
Shareholder's equity	$	461,147
DEBITS		
Accounts Receivable		403,200
Security Deposit		6,100
Prepaid Expense		642
TOTAL DEBITS		409,942
NET CAPITAL BEFORE HAIRCUTS		51,205
HAIRCUT ON FOREIGN CURRENCY		(4)
NET CAPITAL		51,201
MINIMUM NET CAPITAL REQUIREMENT- GREATER OF $5,000 OR 6 2/3%		
OF AGGREGATE INDEBTEDNESS OF $13,348		5,000
EXCESS NET CAPITAL	$	46,201
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.26 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	13,348
Total aggregate indebtedness	$	13,348

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of March 31, 2020)

Net capital, as reported in Company's Part II of Form X-17A-5 as of March 31, 2020	$	51,201
Audit adjustment		-0-
Net Capital per above Computation	$	51,201

See report of independent registered public accounting firm.

bfinance US Limited
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE
REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
MARCH 31, 2020

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption (k)(2)(i), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders
bfinance US Limited

I have reviewed management's statements, included in the accompanying Exemption report, in which (1) bfinance US Limited identified the following provisions of 17 C.F.R. §15c3-3(k) under which bfinance US Limited claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i), (the "exemption provisions") and (2) bfinance US Limited stated that bfinance US Limited met the identified exemption provisions throughout the most recent fiscal year without exception. Bfinance US Limited management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about bfinance US Limited compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
June 18, 2020

bfinance US Limited

Exemption Report pursuant to SEC Rule 17a-5
For the Nine Months Ended March 31, 2020

<u>bfinance US Limited Exemption Report</u>

bfinance US Limited (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R & 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R & 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief for the nine months ended March 31, 2020, the Company states the following:

- The Company claimed an exemption from 17 C.F.R & 240.15c3-3 under the following provision of 17 C.F.R & 15c3-3(k)(2)(i)
- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent fiscal year without exception.

bfinance US Limited

I, Kenneth R George, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Kenneth R George
FinOp/CFO